SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2004

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press release

Royal Dutch Petroleum Company

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) announce that at the General Meeting of Shareholders of the Company to be held on 28th June 2004, it will be proposed that Ms L.Z. Cook be appointed a Managing Director of the Company with effect from 1st August 2004.

It is the intention that after her appointment as a Managing Director of the Company, Ms Cook be appointed a member of the Presidium of the Board of Directors of Shell Petroleum N.V., and a Managing Director of The Shell Petroleum Company Limited with effect from 1st August 2004, thereby becoming a Group Managing Director of the Royal Dutch/Shell Group of Companies.

Linda Cook, who is of US nationality, was born in Kansas City, USA, in 1958. She joined Shell Oil Company in Houston, USA, in 1980, having graduated from the University of Kansas with a degree in Petroleum Engineering.

Ms Cook worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions until 1998 when she moved to The Hague. There she became Director Strategy and Business Development on the Shell Exploration and Production Global Executive Committee. In 2000 Ms Cook was appointed Chief Executive Officer for Shell Gas & Power in London. She became President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited in Canada in 2003. Ms Cook is also a member of the Board of Directors of The Boeing Company.

The Hague, 18th May 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 18 May 2004

President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)